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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)




                               Skyline Chili, Inc.
                   ------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                   ------------------------------------------
                         (Title of Class of Securities)

                                    830821104
                                 (CUSIP Number)

                                William G. Kagler
                                18 Hampton Court
                              Cincinnati, OH 45208

                                 With a copy to:

                               Mark J. Zummo, Esq.
                               KOHNEN & PATTON LLP
                                1400 Carew Tower
                                 441 Vine Street
                             Cincinnati, Ohio 45202

                                 (513) 381-0656
                   ------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 28, 1998
                   ------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b) (3) or (4), check the following box. [ ]

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CUSIP NO.  830821104
          -----------

________________________________________________________________________________
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


    William G. Kagler SSN: ###-##-####
________________________________________________________________________________
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a) [  ]
                                                                        (b) [  ]
________________________________________________________________________________
3   SEC USE ONLY


________________________________________________________________________________
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)


________________________________________________________________________________
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

________________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. CITIZEN
________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF             0
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH                0
  REPORTING    _________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH                0
               _________________________________________________________________
               10    SHARED DISPOSITIVE POWER

                        0
________________________________________________________________________________
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        0
________________________________________________________________________________
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (SEE INSTRUCTIONS) [ ]

________________________________________________________________________________
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        0%
________________________________________________________________________________
14  TYPE OF REPORTING PERSON (SEE INSTRUCTION)

           IN

________________________________________________________________________________

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Item 1.           Security and Issuer.

         This Schedule 13D relates to the shares of Common Stock, no par value ("Common Stock"), of Skyline Chili, Inc., an Ohio corporation (the "Company"). The principal executive offices of the Company are located at 4180 Thunderbird Lane, Fairfield, OH 45014.

Item 2.           Identity and Background.

         (a)      Name:                     William G. Kagler

         (b)      Business Address:         18 Hampton Court
                                            Cincinnati, OH 45208

         (c)      Present Principal Occupation or Employment:  Consultant

         (d) During the last five years, Mr. Kagler has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Kagler has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f)      U.S. citizen.

Item 3.           Source and Amount of Funds or Other Consideration.

         All shares of the Company's Common Stock beneficially owned by Mr. Kagler were acquired with personal funds.

Item 4.           Purpose of the Transaction.

         Mr. Kagler was formerly a more than ten percent (10%) shareholder of the Company. All of the shares of the Company's Common Stock beneficially owned by Mr. Kagler were acquired by him for investment purposes. This final amendment to Schedule 13D is being filed to report the disposition of all of the shares of the Company's Common Stock beneficially owned by Mr. Kagler. On April 13, 1998, the shareholders of the Company approved an Agreement and Plan of Merger pursuant to which Skyline Acquisition Corp., a new, private Ohio corporation formed by certain members of the Company's management (the "Management Group") and Fleet Venture Resources, Inc. and certain affiliated entities, would be merged into the Company, with the Company remaining as the surviving corporation (the "Merger"). The Merger was completed on April 28, 1998. In connection with the Merger, all of the issued and outstanding shares of the Company's Common

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Stock (other than shares owned by Skyline Acquisition Corp.), including the shares owned by Mr. Kagler, were cancelled in consideration for the right to receive $6.75 in cash per share. In addition, in connection with the Merger, all of the outstanding employee stock options to purchase shares of the Company's Common Stock (other than certain options retained by the Management Group), including the options owned by Mr. Kagler, were cancelled in consideration for the right to receive a cash payment equal to $6.75 less the exercise price of each option.

Item 5.           Interest in Securities of the Issuer.

         (a) On the effective date of the Merger, Mr. Kagler beneficially owned 405,762 shares of the Company's Common Stock, or approximately 11.4% of the Company's issued and outstanding shares of Common Stock (based upon the Company having 3,397,773 shares of Common Stock outstanding as of such date) as follows:

                  (i) 244,745 shares owned indirectly by WGK, Inc., a corporation owned 100% by the William G. Kagler Trust dated December 31, 1991, a revocable trust of which Mr. Kagler is the sole trustee and beneficiary;

                  (ii) Options to purchase 12,000 shares for $4.25 per share granted pursuant to the Company's 1986 Stock Option Plan;

                  (iii) Options to purchase 40,000 shares for $3.375 per share granted pursuant to the Company's 1986 Stock Option Plan;

                  (iv) Options to purchase 100,000 shares for $5.00 per share granted pursuant to the Company's 1990 Stock Option Plan.

                  (v) Options to purchase 9,017 shares for $2.44 per share granted pursuant to the Company's 1990 Stock Option Plan.

         As of the date of this final Amendment to Schedule 13D, Mr. Kagler beneficially owns -0- shares of the Company's Common Stock.

         (b) Mr. Kagler possessed the sole power to vote and dispose of the 405,762 shares of the Company's Common Stock he beneficially owned.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None

Item 7.           Material to be Filed as Exhibits.

                  None.

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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     /s/ WILLIAM G. KAGLER
                                                     ---------------------------
                                                     Dated:  May 8, 1998



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